Update: Kusama (Limited Shares)

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Masterworks <support@masterworks.com>
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LIMITED SHARES REMAIN

YAYOI KUSAMA



INVEST NOW

WHY WE LIKE THIS KUSAMA

1 **TOP ARTIST**

Yayoi Kusama was the #1 selling female artist in the entire world, and 7th highest overall, in '24 based on auction turnover.

2 **HISTORICALLY HER MOST DESIRABLE STYLE**

The Artwork is one of Kusama's Infinity Net paintings. Featuring differences in period and scale, it is a style that makes up her #1 and #3 top price at auction.

3 **CONSISTENT APPRECIATION**

Kusama works have historically appreciated 94% of the time they've returned to auction. 173 repeat sales, across three decades of auction history ('98-'24)

4 **PROMISING GROWTH OF SIMILAR SALES**

Similar Infinity Nets works appreciated by 22.1% from 2007 to 2023, underscoring their rising value and strong auction demand.



$4M
$3M
$2M
$1M
$0
2008
2010
2012
2014
2016
2018
2020
2022

99% PROGRESS

INVEST NOW

Important Disclosures

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, or investment advice. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure on Regulation A Offerings, Risks of Investing, Performance Metrics, Art Market Data, Progress Bar, and more visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

Masterworks is not registered, licensed or supervised as a broker-dealer by the SEC or the Financial Industry Regulatory Authority (FINRA). Change your email preferences by logging into your account.

Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Past sales are not indicative of future results.

'Progress' reflects the percentage of the total offering for which investors have initiated a subscription on the website's buyflow. This includes subscriptions that have closed for which shares have been issued, subscriptions that have been funded, but are not yet closed, subscriptions that been signed (i.e. reserved), but not yet funded and subscriptions that have been initiated whereby a person has entered the number of shares and amount they wish to purchase, but has not yet completed the subscription. Since some of these potential investors will ultimately not complete the purchase, the progress percentage always reflects the higher end of the range of subscriptions received at any given point in time.

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